United States securities and exchange commission logo





                              December 9, 2021

       Gina Serkasevich
       Chief Executive Officer, Director
       Hero Technologies Inc.
       310 Commons Trail Ln
       Huffman, TX 77336

                                                        Re: Hero Technologies
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 12,
2021
                                                            File No. 333-261062

       Dear Ms. Serkasevich:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 12, 2021

       Cover page

   1. Please clarify the fixed price selling shareholders will sell their shares. You disclose on the cover page that the
company and selling shareholders will sell at at a price of $0.05 per share, but on page
5 under "The Offering" you disclose that selling stockholders will sell at a price of
$0.07 per share.
       Prospectus Summary, page i

   2.                                                   Prominently disclose
that your company intends to engage in the cultivation, sale, and distribution of
cannabis, a Schedule 1 controlled substance, and distribution and use of cannabis remains
illegal under Federal law.
 Gina Serkasevich
FirstName LastNameGina
Hero Technologies  Inc. Serkasevich
Comapany9,
December  NameHero
             2021     Technologies Inc.
December
Page 2    9, 2021 Page 2
FirstName LastName
Risk Factors, page 6

3. Please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of marijuana.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
22

4. As required by Item 303(b)(1) and (2) of Regulation S-K, please revise your disclosure to describe the underlying reasons for material changes from period-to-period in one or more line items in quantitative and qualitative terms. Further, when you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify where possible, the extent to which each change contributed to the overall change in that line item pursuant to
section 501.04 of the staff   s
         Codification of Financial Reporting.

         Ensure that your revised disclosures assist in satisfying the requirements of Item 303(a) of
         Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No.
         33-8350:

                to provide a narrative explanation of a company   s financial
statements that enables
              investors to see the company through the eyes of management;

                to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

                to provide information about the quality of, and potential
variability of, a company   s
              earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.
5. We note that Blackbox Technologies and Systems Inc. has applied to the state of
         Michigan for marijuana licenses which, if granted, will allow Blackbox to cultivate cannabis for sale in the state of Michigan.

         Please revise your disclosure regarding the Company   s application to
address the
         following:

                describe in greater detail the nature and scope of the rights and obligations that the company will be granted under the license agreement (i.e. exclusive or non-exclusive rights, number of plants allowed, etc.);

                disclose the duration and renewal provisions of the license agreement;

                disclose any other material provisions to the license agreement (e.g. residency requirements) and your ability to meet the requirements.
 Gina Serkasevich
FirstName LastNameGina
Hero Technologies  Inc. Serkasevich
Comapany9,
December  NameHero
             2021     Technologies Inc.
December
Page 3    9, 2021 Page 3
FirstName LastName


                disclose the application date, the anticipated approval date, and any milestones in the interim;

                quantify all payments made to date.
Capital Resources and Liqudity, page 23

6. Your disclosure states that cash received upon sale of subsidiary was received in the
         Fiscal Year ended December 31, 2020. However, we note the Consolidated Statements of
         Cash Flows shows Cash received for a sale of a subsidiary is reported in the Fiscal Year ended December 31, 2019. Please revise or advise.
7. You disclose in Risk Factors that your losses, working capital deficit, and accumulated deficit raise substantial doubt about your ability to continue as a going concern. Please incorporate this disclosure, including how you intend to fund current operations for the foreseeable future, into your discussion of your liquidity and capital resources, and within
         Note 1 to the Consolidated Financial Statements for the year ended December 31, 2020 as required by FASB ASC 205-40-50-12.
Business, page 24

8. Please provide a description of the liabilities assumed when the Company acquired
         Veteran Hemp Co.
9. You disclose that Blackbox has applied to the state of Michigan for marijuana licenses, and received step 1 approvals in adult-use and medicinal use. You further disclose that full licenses if granted, will allow Blackbox to cultivate cannabis in the state of Michigan, and that if the licenses are granted, Blackbox plans to construct four greenhouses and four hoop houses at a cost of approximately $9 million. Please disclose the process to become fully licensed in the State of Michigan, any material costs involved, and explain the type of marijuana establishment license you are seeking. For example, it appears from the
         Michigan Marijuana Regulatory Agency (MRA) that you are instructed to not submit a
         Step 2 application unless the proposed marijuana establishment will be ready to pass an inspection by the MRA, and for certain class of growers also a Bureau of Fire Services
         (BFS) plan review, within 60 days of step 2 establishment license application submission, and that failure to pass an inspection by the MRA or BFS within 60 days may result in the denial of the license application. In this regard, please disclose if you have any facility constructed for the MRA or BFS to inspect, or otherwise if Michigan has denied your Step
         2 application because of this failure to pass inspection within 60 days of Step 2 license application. If you have any locations within Michigan that you have or are considering constructing your facilities, disclose if such local municipalities allow recreational marijuana facilities within their borders.
 Gina Serkasevich
FirstName LastNameGina
Hero Technologies  Inc. Serkasevich
Comapany9,
December  NameHero
             2021     Technologies Inc.
December
Page 4    9, 2021 Page 4
FirstName LastName
Executive Compensation, page 27

10. Please clarify your compensation paid to Ms. Serkasevich in 2020. From your disclosure and the consulting agreement filed in Exhibit 10.2, it does not appear that Ms. Serkasevich was to be paid in salary in return for her services, but that you agreed
         to issue 1,750,000 restricted shares of your common stock to Ms. Serkasevich and also provide for reimbursement for all reasonable travel and other out-of-pocket expenses incurred in connection with her services. Accordingly, please clarify if the $18,000 paid in
         2020 is reimbursement of expenses incurred by Ms. Serkasevich reportable in column (i)
         of the summary compensation table, or otherwise explain this compensation, and also disclose for awards of stock, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n) of Regulation S-K.
Principal Shareholders , page 28

11.      Within the table presented on page 28, you show that Dark Alpha
Capital LLC
         beneficially owns 40,000,000 of your common shares. However, within the disclosure of transactions with related parties on page 28, you explain that on December 31, 2020 you issued 100,000,000 common shares to Dark Alpha Capital in exchange for $1,000 in cash. Please explain, and revise your disclosure if necessary, the apparent discrepancy in the number of shares shown as beneficially owned by Dark Alpha Capital within the table.
12. Please revise your beneficial ownership table to include separate columns for common and preferred stock such that your table provides the common and/or preferred stock holdings of your principal stockholders and management, and also revise to provide a column to provide the total voting power for your principal stockholders and management from both common and preferred stock holdings. In this regard, we note disclosure that Destiny Aigbe controls 121,761,905 shares of your common stock and all of your outstanding shares of preferred stock. In terms of your Series A Preferred stock, you further disclose that the holder of the preferred stock, with such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class, has the right to vote 90% of the total votes with respect to any and all matters presented to your stockholders'.
13. Because Destiny Aigbe controls Magenta Value Holdings LLC, Dark Alpha Capital LLC,
         P2B Capital LLC, Blair Value Holdings LLC and Rose Value Holdings LLC, please revise the tabular disclosure to include all such combined holdings within a tabular entry for Mr. Aigbe. Retain appropriate separate entries for the various entities controlled by
         Mr. Aigbe and corresponding footnotes to explain the ownership for shares attributed to both.
 Gina Serkasevich
FirstName LastNameGina
Hero Technologies  Inc. Serkasevich
Comapany9,
December  NameHero
             2021     Technologies Inc.
December
Page 5    9, 2021 Page 5
FirstName LastName
Selling Shareholders, page 29

14. You disclose that selling shareholders must sell their stock at fixed price of $0.05 per share, but that if and when your common stock becomes quoted in "the over-the-counter market," the shares owned by the selling shareholders may be sold at prices related to the then-current market price. Please revise to clarify that to sell shares at market prices, we require an established public trading market for those shares, and we do not consider the
         OTC Pink to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation
         S-K.
Financial Statements, page F-1

15. Please update your financial statements and related disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.
16. We note that your annual Statement of Operations and Comprehensive Loss for the year ended December 31, 2019 does not appropriately foot. We also note the amount reported for net loss attributable to Hero Technologies, Inc. for the year ended December 31, 2019 and the six months ended June 30, 2020, and the amount of non-controlling interests for the six months ended June 30, 2021 on your Consolidated Statement of Cash Flows does not agree with your Statement of Operations and Comprehensive Loss. Please revise as appropriate. Please make corresponding changes to disclosure elsewhere in your filing that reference these statements.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-8

17. You disclose ownership of a wholly-owned subsidiary First Endeavor Holdings, Inc.
         (   FEH   ) without providing any descriptive information about the
subsidiary. Please
         expand your disclosure here and on page F-20 to provide sufficient detail to understand the nature and operations of FEH.
Note 3. Acquisitions, page F-12

18. We note that on November 4, 2020 you acquired a website and business currently selling
         CBD topicals and rubs under the name    Highly Relaxing   . Tell us
how you considered
         the guidance in FASB ASC 805-10-55-3A through 55-9, as amended by ASU 2017-01, in determining whether Highly Relaxing was an acquisition of a business or asset(s).

         Please tell us your consideration of the guidance in Articles 8-04 and 8-05 of Regulation
         S-X in assessing whether audited financial statements of this acquired business and the related pro forma financial information giving effect to this acquisition should be provided. Please also provide us your analysis addressing the guidance in Rule 11-01(d)
         of Regulation S- X.
 Gina Serkasevich
Hero Technologies Inc.
December 9, 2021
Page 6
19.   Please redraft the last sentence of the first paragraph to clarify what
is meant by    [t]he
      address of Blackbox Technologies and       as used in your disclosure.
Note 6. Income Taxes, page F-15

20. Your disclosure states that due to your history of losses, the Company is not subject to income taxes. Please expand your disclosure here and on page F-28 to provide all of the disclosures required to comply with FASB ASC 740-10-50.
Exhibits

21. Provide an exhibit listing your subsidiaries, the percentage of ownership, and state of incorporation of the subsidiaries. See Item 601(b)(21) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant at 202-551-3824, or
Mark
Wojciechowski, Staff Accountant at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Law Clerk at 202-
551-5351, or Kevin Dougherty, Staff Attorney at 202-551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNameGina Serkasevich
                                                             Division of
Corporation Finance
Comapany NameHero Technologies Inc.
                                                             Office of Energy &
Transportation
December 9, 2021 Page 6
cc:       William Hart
FirstName LastName